LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

[redacted]

05011305

BY MAIL

September 9, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of August 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

9/20

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD INTERSECTS 18.09 GRAMS/TONNE GOLD OVER 5.70 METRES TIMMINS WEST GOLD PROPERTY, ONTARIO

August 15, 2005

Vancouver, B.C - **Lake Shore Gold Corp. (LSG-TSXV)** reports the latest results of the resource expansion drill program on the Company's 100% owned Timmins West Gold Property located in the Timmins Gold Camp, Ontario. Continued drilling of branch holes on sections 4500E and 4350E, and on hole TG05-72, a hole drilled across the plunge of the ultramafic, have further demonstrated the down plunge mineralization and predictability of the both the Ultramafic and Footwall Zones. **Core intersection highlights within the Ultramafic Zone include 4.65 grams gold per tonne (g/t Au) (cut) over 29.10 metres, including 18.09 g/t Au (cut) over 5.70 metres and another hole returning 6.2 g/t Au (cut) over 10.80 metres.** Four drills are currently in operation on the Property, focused on sectional drilling with a fifth slated to begin drilling new opportunities as well as the Main Zone and Vein Zones down plunge to the west.

"We are extremely pleased with the progress being made at our Timmins West Gold Property. In addition to the aggressive expansion drilling program on the Timmins West deposit, we are also embarking on an exploration program to test a number of new gold targets on the Property that if successful will add significant value to the Property," said Brian Booth, President of Lake Shore.

Timmins West Gold Property Resource Expansion Drilling

The Company's previous news release dated May 30, 2005 reported results that confirmed that mineralization extends an additional 450 metres (down plunge) beyond the current indicated resource, representing an order of magnitude step out. The current drilling will infill these sections with the objective of bringing the new mineralization into the indicated resource category.

One pilot hole and four branch holes have been completed on section 4350E to date. Branch holes TG05-65e and TG05-65f were drilled to test the potential upward continuation of the ultramafic complex and its associated gold zones on this section. These holes did not intersect significant gold mineralization as they were drilled above the Ultramafic Zone and below the Main Zone. On section 4350E the Ultramafic Zone remains open at depth. Expansion drilling continues on section 4500E with hole TG05-64E, a wedge hole undercutting the significant intersection reported herein for hole TG05-64c. Drilling on two new sections (4450E and 4550E) has commenced. Each section will consist of two pilot holes and a series of branch holes targeting the down plunge continuation of the Footwall and Ultramafic Zones. Once completed, this sectional drilling will infill the previous sections at approximately 50 metres and will allow a new resource audit to be completed.

The mineralized Ultramafic Zones reported in the table below are generally characterized by a very wide and strong alteration and veining envelope, grading 2.48 grams gold per tonne over a core length of 56.9 metres in hole TG05-64c, and 2.15 grams gold per tonne over a core length of 73.2 metres in hole TG05-72. The expansion drilling continues to demonstrate the continuity and strength of the Ultramafic Zones at depth, over substantial widths.

...more

An updated composite longitudinal section of the Timmins West Gold Deposit is posted on the Company's web site.

Hole No.	Section	Intersection From (metres)	Intersection To (metres)	Length (metres)	Assay Gold (cut*) (grams per tonne)	Assay Gold (uncut*) (grams per tonne)	Zone
TG05-64c	**4500E**	**1147.70**	**1204.60**	**56.90**	**2.48**	**2.48**	**UM Zone**
including		1152.75	1154.75	2.00	8.29	8.29	UM Zone
including		1158.95	1169.75	10.80	6.20	6.20	UM Zone
including		1167.60	1169.75	2.15	12.29	12.29	UM Zone
including		1178.15	1180.30	2.15	12.20	12.30	UM Zone
including		1179.80	1180.30	0.50	50.00	50.40	UM Zone
including		1187.90	1188.40	0.50	18.60	18.60	UM Zone
including		1199.40	1199.90	0.50	6.83	6.83	UM Zone
TG05-64e	**4500E**	**drilling in progress**					
TG05-64d	**4500E**	**hole completed - assays pending**					
TG05-70		**exploration hole (no significant results)**					
TG05-71	**4650E**	**abandoned hole due to deviation**					
TG05-72	**4650E**	**603.80**	**677.00**	**73.20**	**2.15**	**2.17**	***UM Zone***
including		627.10	627.50	0.40	50.00	53.00	UM Zone
including		644.40	673.50	29.10	4.65	4.65	UM Zone
including		660.70	671.90	11.20	10.33	10.33	UM Zone
including		665.60	671.30	5.70	18.09	18.09	UM Zone
		688.10	**690.60**	**2.50**	**9.71**	**9.71**	**UM Zone**
		696.80	**698.05**	**1.25**	**4.87**	**4.87**	**UM Zone**
TG05-72a	**4650E**	**hole completed - assays pending**					
TG05-73	**4650E**	**abandoned hole due to deviation**					
TG05-65c	**4350E**	**1213.60**	**1214.70**	**1.10**	**8.83**	**8.83**	**Above UM Zone/below Main Zone**
including		1213.60	1214.20	0.60	14.65	14.65	Above UM Zone/below Main Zone
TG05-65e	**4350E**	**1213.60**	**1215.35**	**1.75**	**1.55**	**1.55**	**Above UM Zone/below Main Zone**
TG05-65f	**4350E**	**1185.80**	**1186.30**	**0.50**	**1.56**	**1.56**	**Above UM Zone/below Main Zone**
TG05-74	**4450E**	**abandoned pilot hole due to deviation**					
TG05-74a	**4450E**	**pilot hole in progress**					
TG05-75	**4450E**	**pilot hole in progress**					
TG05-76	**4550E**	**pilot hole in progress**					

*All Footwall Zone assays cut to 30 grams gold per tonne and Ultramafic Zone assays cut to 50 grams gold per tonne.

… more

Timmins West Gold Property Pre-Feasibility Study Update

Work continues on the Timmins West Gold Property pre-feasibility study (see January 6, 2005, news release) with the commencement of the environmental impact assessment study, the tailings study, and the toll and custom mills study. The advanced metallurgical study, initiated in the second quarter, nears completion. Awarding of all contracts has been completed with the anticipated date of the final reports by the end of this year. **Preliminary engineering estimates for mining and milling costs are considerably better than expected and support a lowering of the resource cutoff grade (currently using 6 grams gold per tonne).**

Vogel Property Update

A 4,000 metre drill program has been initiated on the Company's 100% owned Vogel Property. This first phase drilling is designed to test newly recognized structural targets for the presence of high-grade northeast and flat vein structures that were not adequately tested for in previous drill programs. The Vogel Property contains a historic measured and indicated resource estimate of 642,000 tonnes at 12.7 grams gold per tonne. (Glencairn's 2003 Annual Report based on ACA Howe's 1999 resource estimate using CIM standards, for Black Hawk Mining Corp., which resource estimate is not National Instrument 43-101 compliant). The Vogel resource occurs within the main mine stratigraphy between the Hoyle Pond-Bell Creek-Owl Creek deposits. These producing and past producers encounter bonanza grade gold mineralization associated with flat vein structures that help to make this mineralized zone one of the highest-grade gold zones mined in the Timmins Camp. The flat vein bonanza gold targets have never been drill tested at the Vogel Property and there is strong evidence for the presence of these structures in and near the current resource area. The drilling program will target these veins and if successful, will greatly enhance the value of the Vogel Property.

DeSantis Property Update

The DeSantis Gold Property is located 8 kilometres east of the Timmins West Gold Property in Ogden Township. Past production from DeSantis (1939-1942) was 35,800 ounces of gold from 179,000 tonnes milled at 6.2 grams per tonne gold with a 92% recovery. Production came from two main ore types (Albite and Hydrothermal zones) hosted within highly altered mafic and ultramafic volcanic rocks. Lake Shore's compilation of historic data is nearing completion with drilling expected to commence later this fall. Drilling is designed to expand resources on the Property below 450 metres, and to test newly identified targets along strike of the resource.

Geraldton Property

Initial fieldwork on the Company's two Geraldton gold properties has been completed. The Geraldton-Beardmore Gold Camp is located approximately 300 kilometers northeast of Thunder Bay, Ontario. Since the mid-1930s, the Camp has produced 4.12 million ounces of gold from 19 past producing mines. A major portion of the gold came from the MacLeod-Cockshutt Mine (1,366,404 ounces) where gold was associated with intensely sheared and folded felsic to intermediate metavolcanic rocks and porphyritic intrusives.

Field work has identified a number of vein structures related to known gold mineralization, as well as some new shear hosted quartz veins. Detailed geological mapping, stripping and sampling has recently been completed in preparation for a first phase drill program planned to commence later this year.

... more

Lacy Lake Gold Property

The Lacy Lake Gold property is located in the Ellard Lake area in northwestern Ontario, Thunder Bay Mining Division. The 34 claim Property was staked to cover a mafic to andesitic volcanic package intruded by a series of alkaline - silica undersaturated intrusions. The main area of interest lies to the east of the largest of these intrusions (Ellard Intrusion) and west of the past producing Sachigo River Gold Mine, a high-grade former producer (1938 to 1941) reporting an average grade of 1.131 ounces gold per ton.

A prospecting team is currently working on the Property, following up on highly anomalous till sample results. The results of that sampling program have helped identify new target areas based on elevated pristine gold grain counts.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Brian R. Booth, President
Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE APPOINTS NEW DIRECTORS AND CHAIR

August 18, 2005

Vancouver, B.C.- **Lake Shore Gold Corp. (LSG-TSXV)** is pleased to announce the appointment of Mr. Alan C. Moon and Mr. A. Terrance MacGibbon to the Board of Directors. Mr. Moon has also been appointed Chair of the Board of Directors of the Company, replacing Mr. Daniel G. Innes who will remain on the Board as a director.

Mr. Moon is a former senior executive with significant business experience both internationally and domestically, and brings to the board a strong and diversified business background. Mr. Moon, a professional engineer with an MBA, serves on the board of directors of a number of other public and private companies.

Mr. MacGibbon is President and CEO of FNX Mining Company Inc., a nickel-copper-platinum-palladium-gold producer, developer and explorer based in the Sudbury Basin mining camp. He is a professional geologist with over 33 years experience in the mining business and has held directorships and senior executive positions in several public exploration and mining companies. FNX Mining is a major shareholder of Lake Shore Gold.

The Board of Lake Shore Gold has agreed to grant the two new directors incentive options to purchase an aggregate of 150,000 shares of the Company, exercisable at a price of $0.80 per share for a period of five years.

Mr. John G. Paterson and Mr. Anthony R. Harvey have resigned as directors of the Company and the Board acknowledges their dedication and the contributions they made to the Company.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE GOLD CORP.

SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2005

Hughes Central Shaft

Lake Gold Central Shaft

Accommodations House

Lake Shore No. 1 Shaft



MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005 and 2004

GENERAL

The following management's discussion and analysis of Lake Shore Gold Corp. (the "Company" or "Lake Shore"), dated as at August 16, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

Lake Shore is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta and Québec, and trades on the TSX Venture Exchange under the symbol LSG.

OVERALL PERFORMANCE

On December 31, 2004, Lake Shore and Holmer Gold Mines Limited ("Holmer") completed a plan of arrangement pursuant to which Lake Shore acquired all of the issued and outstanding shares of Holmer. Holders of Holmer shares received one Lake Shore share for every 1.5 Holmer shares. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp. As a result of the completion of this transaction, Lake Shore now owns 100% of the Timmins Gold Property which has an indicated mineral resource of 724,000 ounces of gold (grade uncut). This estimate has been audited by Watts, Griffis and McOuat Limited. Lake Shore has commenced a pre-feasibility study and continues an aggressive drilling program on the Property.

During the first half of 2005, Lake Shore was successful in securing additional capital ($8.0 million) and expanding its asset base in the Timmins Gold Camp, Ontario. The Company also made very positive changes to its senior management and Board.

A total of approximately $4.8 million, including a $3 million payment to acquire the Vogel Property, was spent on resource properties during the quarter ended June 30, 2005. The majority of expenditures pertaining to exploration work was incurred on the Timmins Gold Property, including approximately $1 million in drilling costs during the quarter.

Administrative expenses increased by $183,067 (excluding general exploration and resource property cost write offs) during the first six months of 2005 in comparison to the same period in 2004. An increase in overall corporate activity resulted in higher consulting fees, legal and regulatory costs, as well as office and travel costs.

Timmins Gold Property, Ontario

The Timmins Gold Property is located along the main Destor-Porcupine Fault Zone on the west end of

the Timmins Camp in Bristol Township, 18 kilometres west of the city of Timmins.

As part of the ongoing resource expansion drill program, one drill rig concentrated on completing section 4500E (TG05-64 series holes), and another was used to extend the resource down plunge on section 4350E (TG05-65 series holes). This drilling has confirmed that the mineralization extends in excess of 750 metres along strike and 1,400 metres down plunge from surface.

A total of 5,049 metres was drilled on the Timmins Gold Property during the second quarter. Ten holes were completed (TG05-64b, -64c, TG05-65b, -65c, -65d, -65e, -65f, and TG05-70, -71, -73) and three were in progress by the end of June (TG05-64d, -72, and -74).

The upper portion of section 4350E, the deepest and western-most section, was completed, while the lower part of the section will be completed later as attention is now directed on infill drilling *between previously drilled sections in order to bring the resource into an indicated category. Drilling* on section 4350E targeted the Ultramafic and Footwall zones, and the projected down plunge extension of the Main Zone.

Drilling on the upper portion of section 4500E has been completed while drilling is ongoing on the lower portion of the section with hole TG05-64d targeting the Ultramafic Zone.

Drilling on section 4550E was initiated in the second quarter (TG05-73 and -74), with pilot hole TG05-74a still in progress. Infill drilling on sections 4550E and 4450E will extend the indicated resource an additional 250 metres down plunge from section 4600E, the deepest section used in the previous resource calculation.

Late in the second quarter, a pilot hole was collared and drilled down the dip of the ultramafic near section 4650E to provide structural information, including testing for alternative vein orientations. Drill hole TG05-71 was abandoned and -72 successfully completed. Additional branch holes will be drilled off the pilot hole.

Drilling during the second quarter has confirmed the continuity of the Ultramafic and Footwall zones as far west as section 4350E, with alteration and veining particularly intensifying on section 4500E. All zones remain open down plunge to the west.

Thunder Creek Property, Ontario

The Thunder Creek Property ties on to the Timmins Gold Property to the southwest and is currently under option from Band-Ore Resources Ltd. The 54 claim unit package was acquired in order to test for gold mineralization in an ultramafic intrusive body, similar to the main Ultramafic Zone in the Timmins Gold Property, that extends for over 1,800 metres southwest of the Timmins gold deposit.

A third phase drill program on Thunder Creek began in March, and was completed in May 2005. Six holes were completed, for a total of 2,359 metres drilled (110 metres in Q1 and 2,249 metres in Q2).

Drilling tested the stratigraphy in the southwest corner of the Property, the East-West shear zone that cuts the main ultramafic intrusion, and a combined lineament and IP anomaly drilled in the vicinity of a gold bearing float.

Bazooka Project, Québec

Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. Over 5,600 metres of drilling was completed by the end of February 2004. This program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west.

A detailed compilation and evaluation of all drilling to date (including historical drilling) was completed in the last quarter of 2004. The resulting targets were drilled in the first quarter of 2005 and completed early in the second quarter. Drilling focused on the newly discovered "brown carbonate zone" to test it at depth below 300 metres vertical. Ten holes were drilled for a total of 4,551 metres. One of the holes (BA-05-30) intersected a new altered zone located north of the main Bazooka zone along the mafic volcanic and sedimentary rock contact. The zone is strongly silicified and sericitized. Assay results have been compiled and will be released late in the third quarter.

Other Projects

The Company also has access to the Abitibi database, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario, acquired by Aurora Platinum Corp. ("Aurora") pursuant to an agreement between Aurora and Inco Limited. All proposed digitizing of the Inco Limited magnetic survey data has been completed and is being merged with existing public domain data.

In April 2004, Lake Shore executed an agreement with Fieldex Exploration Inc. ("Fieldex") regarding Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold project in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Project by spending $500,000 within two years, which must include 1,000 metres of drilling within the first eighteen months. Lake Shore is the operator of the Project, which covers 3,600 hectares.

No work was done on the AEM Project located in northwestern Ontario during the quarter other than to ensure that all properties including Canopener and Rowlandson Lake were maintained in respect of assessment requirements. The AEM Project will be reassessed in 2005.

Compilation of data from the DeSantis and the Vogel properties is ongoing. Diamond drill programs are planned to commence in the third quarter.

In September 2004, Lake Shore entered into an option agreement to acquire 100% of the Price Property, located east and south of the Timmins Gold Property. The Property consists of 126 units located in Price, Ogden and Thornloe townships, covering favourable geology on and north of the Destor-Porcupine Break. No work was done on the Price Property during the second quarter.

Planning of exploration activities for the Company's Geraldton projects and its BlakeLock Property was finalized in the quarter, with field activities scheduled to begin in the third quarter.

RESULTS OF OPERATIONS

The net loss for the three and six months ended June 30, 2005 was $1,195,604 (2004 - $134,442) and $1,440,587 (2004 - $284,099) respectively. The increase is mainly the result of $1,134,350 in stock-based compensation expense most of which was recorded in the second quarter.

General and administrative expenditures increased by $183,067 as a result of an increase in consulting fees relating to hiring of a new President and CEO; an increase in shareholder information costs relating to additional regulatory and filing fees; an increase in corporate capital tax payments; and an increase in legal, accounting and travel costs relating to a greater level of corporate activity during the period.

The Company incurred $58,545 (June 30, 2004 - $38,870) in general reconnaissance expenditures relating to its field offices and to the generation of new projects.

As a result of 3,040,000 stock options granted during the six months ended June 30, 2005, of which all except 250,000 vested immediately, the Company recorded $1,134,350 (June 30, 2004 - $40,500) in stock-based compensation expense and included this amount in contributed surplus. A grant-date fair value of $0.40 (June 30, 2004 - $0.81) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 70% (June 30, 2004 - 86%); risk free interest rate of 3.5% (June 30, 2004 - 5%); and expected life of 3.5 years (June 30, 2004 - five years).

As a result of the tax benefits of deductible expenses incurred during the period ended June 30, 2005, the Company recorded a recovery of $171,000 (June 30, 2004 - nil).

QUARTERLY FINANCIAL INFORMATION

Fiscal Quarter ended	2nd Quarter June 30, 2005	1st Quarter March 31, 2005	4th Quarter December 31, 2004	3rd Quarter Sept 30, 2004
Interest and other income	39,248	18,283	10,971	12,361
Net loss	(1,195,604)	(244,983)	(42,817)	(642,885)
Loss per share*	(0.02)	(0.00)	(0.00)	(0.02)

Fiscal Quarter ended	2nd Quarter June 30, 2004	1st Quarter March 31, 2004	4th Quarter December 31, 2003	3rd Quarter Sept 30, 2003
Interest and other income	17,918	10,843	20,652	14,085
Net loss	(134,442)	(149,657)	(186,273)	(655,917)
Loss per share*	(0.00)	(0.01)	(0.00)	(0.03)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the current quarter and the same period in 2004. This is the result of an increase in stock-based compensation expense recorded in the current period.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in good financial condition with working capital of $5,937,784 as at June 30, 2005. This is an increase of $1,805,319 from December 31, 2004.

The increase in working capital for the period ended June 30, 2005 reflects net proceeds from share issuances of $7.8 million offset by $5.6 million in resource property expenditures and approximately $400,000 in operating expenditures.

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

During the three months ended June 30, 2005, Lake Shore incurred a total of $1,344,000 in eligible Canadian Exploration Expenditures (CEE) in accordance with flow through requirements. The Company has until December 2006 to spend the remaining proceeds from flow through shares on eligible exploration expenditures.

As a result of the cancellation of 666,667 common shares which were valued as part of the business combination with Holmer, the Company recorded a reduction of the future income tax liability of $401,000 with a corresponding reduction to resource properties.

In addition, the Company cancelled 150,000 of its own common shares and charged $37,500 of the resulting loss directly to deficit. These were shares of the Company that Holmer owned prior to the acquisition.

Resource property expenditures amounted to $5.6 million during the six months ended June 30, 2005. The carrying value of resource properties increased by approximately $4.5 million due to a reduction of $1.1 million for the cancellation of the above-mentioned common shares. Of the $5.6 million, $3.2 million was spent on the Vogel Property, approximately $1.7 million on the Timmins Property, $400,000 on the Bazooka Property, and $300,000 on the Thunder Creek and other properties. An accrual of $199,100 pertaining to Québec tax refunds was recorded with the offset to resource property expenditures.

As at June 30, 2005, there were 7,780,000 stock options and 6,735,126 warrants outstanding as detailed in note 3 of the notes to the consolidated interim financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek, Price and DeSantis properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2005	2006	2007	2008
Cash payments	$ 58,500	$ 163,000	$ 390,000	$ 100,000
Expenditures	1,300,000	1,480,000	1,590,000	550,000
	$ 1,358,500	$ 1,643,000	$ 1,980,000	$ 650,000

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2005, the Company paid a total of $103,363 (June 30, 2004 – $34,403) in consulting and management fees to companies controlled by Daniel Innes, Lake Shore's Chair, Brian Booth, Lake Shore's President and CEO, and to other directors. Amounts paid to Aurora, a company related by way of common directors, under the terms of an administrative services agreement totalled $12,000 (June 30, 2004 – $12,000) for the six month period ended June 30, 2005. As at June 30, 2005, there was an amount of $29,315 due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, for the same period, there were fees of $18,000 (June 30, 2004 – $24,000) paid to Southwestern Resources Corp., a company also related by way of common directors, under the terms of a separate administrative services agreement. The basis for the fees is either a monthly or per diem rate.

INTEGRITY OF DISCLOSURE

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

ADDITIONAL INFORMATION

Additional information is provided in the Company's unaudited consolidated interim financial statements for the period ended June 30, 2005, audited consolidated financial statements for the year ended December 31, 2004, and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

Daniel G. Innes – Chair and Director
Brian R. Booth – President, CEO and Director
Murray A. Gordon – Director
Michael D. Winn – Director
K. Sethu Raman – Director
Edward K. Svoboda – Director
Parkash K. Athwal – CFO
Thomas W. Beattie – Vice President, Corporate Development
Michael J. Byron – Vice President, Exploration
Susy H. Horna – Secretary

CONSOLIDATED BALANCE SHEETS

Unaudited	June 30, 2005	December 31, 2004
ASSETS		
Current		
Cash and cash equivalents	$ 5,636,019	$ 4,095,999
Exploration advances and other receivables	539,591	305,271
	6,175,610	4,401,270
Resource properties (note 2)	66,143,466	61,648,718
	$ 72,319,076	$ 66,049,988
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 208,511	$ 241,339
Due to affiliated company (note 4)	29,315	27,466
	237,826	268,805
Long term		
Future income tax (note 5)	15,975,000	16,547,000
	16,212,826	16,815,805
SHAREHOLDERS' EQUITY		
Share capital (note 3)	58,774,006	51,558,202
Contributed surplus	4,108,764	2,974,414
Deficit	(6,776,520)	(5,298,433)
	56,106,250	49,234,183
	$ 72,319,076	$ 66,049,988

See accompanying notes to consolidated financial statements

Approved by the Board

Daniel G. Innes

Murray A. Gordon

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three months ended June 30		Six months ended June 30	
Unaudited	**2005**	2004	**2005**	2004
EXPENSES				
Consulting and management fees	$ 85,303	$ 48,093	$ 170,931	$ 98,407
General exploration	32,818	17,150	58,545	38,870
Shareholder information	38,260	36,779	81,300	61,261
Legal and accounting	25,461	13,871	58,847	21,434
Office expense	40,598	20,900	50,927	32,193
Resource property costs written off	59,666	-	59,666	-
Travel	26,896	15,567	54,552	20,195
Loss before undernoted items	(309,002)	(152,360)	(534,768)	(272,360)
Interest income	39,248	17,918	57,531	28,761
Stock-based compensation (note 3d)	(1,021,850)	-	(1,134,350)	(40,500)
Loss before income taxes	(1,291,604)	(134,442)	(1,611,587)	(284,099)
Recovery of income tax (note 5)	96,000	-	171,000	-
Net loss for the period	(1,195,604)	(134,442)	(1,440,587)	(284,099)
Deficit at beginning of period	(5,580,916)	(4,478,289)	(5,298,433)	(4,328,632)
Loss on cancelled shares (note 3)	-	-	(37,500)	-
Deficit at end of period	$ (6,776,520)	$ (4,612,731)	$ (6,776,520)	$ (4,612,731)
Loss per share	$ (0.02)	$ (0.00)	$ (0.02)	$ (0.01)
Weighted-average number of shares outstanding	79,072,415	34,483,783	74,633,012	33,070,922

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
OPERATING ACTIVITIES				
Net loss for the period	$ (1,195,604)	$ (134,442)	$ (1,440,587)	$ (284,099)
Recovery of income tax	(96,000)	-	(171,000)	-
Resource property costs written off	59,666	-	59,666	-
Stock-based compensation	1,021,850	-	1,134,350	40,500
	(210,088)	(134,442)	(417,571)	(243,599)
Change in non-cash operating working capital items:				
Decrease (increase) in exploration advances and other receivables	48,002	9,547	(30,072)	54,866
Decrease in accounts payable and accrued charges	(29,143)	(65,925)	(169,185)	52,715
	(191,229)	(190,820)	(616,828)	(241,448)
INVESTING ACTIVITY				
Resource property expenditures	(4,789,646)	(1,316,414)	(5,597,789)	(3,096,563)
FINANCING ACTIVITY				
Shares issued	8,394	334	7,754,637	4,114,620
(Decrease) increase in cash and cash equivalents during the period	(4,972,481)	(1,506,900)	1,540,020	776,609
Cash and cash equivalents at beginning of period	10,608,500	4,467,822	4,095,999	2,184,313
Cash and cash equivalents at end of period	$ 5,636,019	$ 2,960,922	$ 5,636,019	$ 2,960,922
Cash and cash equivalents consist of:				
Cash	$ 346,111	$ (133,436)	$ 346,111	$ (133,436)
Short-term investments	5,289,908	3,094,358	5,289,908	3,094,358
Cash and cash equivalents at end of period	$ 5,636,019	$ 2,960,922	$ 5,636,019	$ 2,960,922

Supplemental Cash Flow Information (note 6)

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unaudited
For the six months ended June 30, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

a) These interim consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2004 and these financial statements should be read in conjunction with those annual financial statements and notes thereto.

b) On December 31, 2004, Lake Shore Gold Corp. (the "Company" or "Lake Shore") and Holmer Gold Mines Limited ("Holmer") completed a Business Combination Agreement pursuant to which Lake Shore acquired all of the outstanding shares and other equity securities of Holmer based on a 1.5 to 1 ratio. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp. The Company consolidated the assets and liabilities of LSG Holdings Corp. as at December 31, 2004 and has consolidated the results of operations beginning January 1, 2005.

2. RESOURCE PROPERTIES

For the six month period ended June 30, 2005:

	Timmins Gold	Vogel	Thunder Creek	Bazooka	DeSantis	Other*	Total
Balance, beginning of period	$ 58,227,434	$ -	$ 771,839	$ 623,760	$ -	$ 2,025,685	$ 61,648,718
Property acquisition, assessment and maintenance	3,498	3,123,688	12,470	-	135,000	17,542	3,292,198
Analytical	70,690	3,060	15,145	13,637	36	19,008	121,576
Geophysics	-	-	265	-	-	9,950	10,215
Geology	270,104	22,467	24,202	43,322	42,990	71,018	474,103
Drilling	1,348,820	-	159,513	348,380	-	64,006	1,920,719
Project administration	35,546	5,553	-	1,856	5,053	1,028	49,036
Québec refundable tax credits	-	-	-	(109,505)	-	(89,595)	(199,100)
Cancellation of shares valued as part of purchase of subsidiary	(1,114,333)	-	-	-	-	-	(1,114,333)
Resource property costs written off	-	-	-	-	-	(59,666)	(59,666)
Balance, end of period	$ 58,841,759	$ 3,154,768	$ 983,434	$ 921,450	$ 183,079	$ 2,058,976	$ 66,143,466

*Includes: AEM Ontario ($748,399); Rowlandson/Canopener ($442,006); Noranda North ($139,899); Abitibi ($454,642); Price ($77,909); Miscellaneous ($196,121).

For the year ended December 31, 2004:

	Timmins Gold	Thunder Creek	AEM Ontario	Bazooka	Highway	Other*	Total
Balance, beginning of period	$ 2,092,134	$ 193,872	$ 739,843	$ 618,101	$ 358,633	$ 1,146,828	$ 5,149,411
Property acquisition, assessment and maintenance	292,442	89,542	-	1,383	1,700	45,805	430,872
Analytical	229,848	54,711	-	35,761	25,396	39,350	385,066
Geophysics	-	-	-	500	24,000	31,988	56,488
Geology	396,046	141,126	8,556	59,990	54,972	334,382	995,072
Drilling	1,750,616	291,088	-	157,333	37,905	12,496	2,249,438
Project administration	22,710	1,500	-	6,678	2,401	8,423	41,712
Resource property costs written off	-	-	-	-	(505,007)	(105,692)	(610,699)
Purchase of Holmer	53,443,638	-	-	-	-	-	53,443,638
Québec refundable tax credits	-	-	-	(255,986)	-	(236,294)	(492,280)
Balance, end of period	$ 58,227,434	$ 771,839	$ 748,399	$ 623,760	$ -	$ 1,277,286	$ 61,648,718

*Includes: Rowlandson/Canopener ($441,811); Abitibi ($481,414); Noranda North ($129,177); Miscellaneous ($224,884).

In March 2005, the Company entered into a letter agreement with Black Hawk Mining Inc. ("Black Hawk") to acquire 100% of its Vogel Gold Property, located in the Timmins Gold Camp, Ontario. The Vogel Property consists of one patented "Vet Lot" covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold deposits. Under the terms of the agreement Lake Shore made a cash payment of $3 million and issued 100,000 shares of the Company. A further cash payment of $500,000 will be payable to Black Hawk once an NI 43-101 compliant indicated resource of greater than 600,000 ounces of gold has been confirmed on the Property.

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property, also located in the Timmins Gold Camp, Ontario. The DeSantis Property consists of 22 patented and 2 leased claims covering approximately 665 hectares. Under the terms of the agreement, Lake Shore can earn a 51% interest in the Property by making cash payments totalling $375,000, issuing 75,000 shares plus additional shares worth $200,000, and incurring $3 million in exploration expenditures over a three year period. Lake Shore has a further option to earn up to a 70% interest by spending an additional $3,726,000 on the Property.

During the six month period ended June 30, 2005, the Company wrote off expenditures totalling $59,666 relating to various non-core projects in Ontario and Québec.

3. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the six months ended June 30, 2005 and the year ended December 31, 2004, changes in

issued share capital were as follows:

Issued and outstanding	June 30, 2005 Shares	Amount	December 31, 2004 Shares	Amount
Balance, beginning of period	70,295,022	$ 51,708,202	30,793,354	$ 9,688,020
Private placement - net of share issue costs of $559,346 (2004 - $233,787)	9,020,000	7,447,154	3,200,000	3,766,212
Exercise of warrants	30,000	20,250	939,110	586,808
Exercise of options	429,445	287,233	222,500	82,800
Issued in exchange for resource properties	175,000	137,000	125,000	118,250
Own shares cancelled (666,667 + 150,000)	(816,667)	(825,833)	-	-
Issued as a result of business combination with Holmer	-	-	35,015,058	37,466,112
Balance, shares issued	79,132,800	58,774,006	70,295,022	51,708,202
Own shares held	-	-	(150,000)	(150,000)
Balance, shares outstanding	79,132,800	$ 58,774,006	70,145,022	$ 51,558,202

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

During the six months ended June 30, 2005, the Company cancelled 666,667 of its common shares which it had acquired pursuant to the business combination described in note 1b resulting in a reduction of share capital of $713,333. These shares were originally the Company's investment in Holmer. As well, during the same period the Company cancelled 150,000 of its common shares resulting in a reduction of share capital of $112,500 and charged $37,500 (representing the difference between the charge to share capital and the carrying value) to deficit. These were common shares of the Company that Holmer owned before the acquisition.

c) Stock Options

As at June 30, 2005, the Company had 7,780,000 stock options outstanding of which 7,530,000 were exercisable.

	June 30, 2005 Number of options	Weighted-average exercise price	December 31, 2004 Number of options	Weighted-average exercise price
Outstanding at beginning of period	5,236,111	$ 0.52	3,847,500	$ 0.46
Granted to consultants and employees	3,040,000	$ 0.77	65,000	$ 1.09
Granted as a result of Holmer arrangement	-	$ -	1,561,111	$ 0.62
Exercised/cancelled	(496,111)	$ 0.69	(237,500)	$ 0.36
Outstanding at end of period	7,780,000	$ 0.61	5,236,111	$ 0.52
Exercisable at end of period	7,530,000	$ 0.60	5,236,111	$ 0.52

d) Stock-Based Compensation

As a result of 3,040,000 stock options granted during the six month period ended June 30, 2005, of which all except 250,000 vested immediately, the Company recorded $1,134,350 (June 30, 2004 - $40,500) as stock-based compensation expense and included this amount in contributed surplus. This

value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.40 (June 30, 2004 – $0.81) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 70% (June 30, 2004 - 86%); risk free interest rate of 3.5% (June 30, 2004 - 5%); and expected life of 3.5 years (June 30, 2004 - five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at June 30, 2005, there were 6,735,126 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
July 31, 2003	265,152	$ 1.20	July 31, 2005
August 21, 2003	1,769,349	$ 1.20	August 20, 2005
August 21, 2003	381,680	$ 1.20	August 20, 2005
March 15, 2004	1,600,000	$ 1.75	March 15, 2006
December 31, 2004	2,076,445	$ 0.675	December 16, 2005
December 31, 2004	101,300	$ 0.60	December 16, 2005
March 31, 2005	541,200	$ 0.80	March 31, 2007

4. RELATED PARTY TRANSACTIONS

For the six month period ended June 30, 2005, fees amounting to $103,363 (June 30, 2004 - $34,403) were paid on account of consulting and management services provided by directors and directors who are officers. Amounts paid to Aurora Platinum Corp. ("Aurora"), a company related by way of common directors, under the terms of an administrative services agreement totalled $12,000 (June 30, 2004 – $12,000) for the six months ended June 30, 2005. As at June 30, 2005, there was an amount of $29,315 due to Aurora. As well, for the six months ended June 30, 2005, there were fees of $18,000 (June 30, 2004 - $24,000) paid to Southwestern Resources Corp., a company also related by way of common directors, under the terms of a separate administrative services agreement.

5. INCOME TAXES

As a result of the tax benefits of deductible expenses incurred during the six month period ended June 30, 2005, the Company recorded a recovery of $171,000 (June 30, 2004 - nil).

As well, due to the cancellation of 666,667 common shares which were valued as part of the business combination with Holmer, the Company recorded a reduction of the future income tax liability of $401,000 with a corresponding reduction to resource properties.

6. SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended June 30, 2005, the Company issued 175,000 common shares, valued at $137,000, pursuant to the DeSantis and Vogel Property agreements.

During the six month period ended June 30, 2004, the Company issued 50,000 common shares valued at $46,000 pursuant to the Timmins Property agreement.


Hughes Central Shaft
Lake Gold Central Shaft
Shore No. 1 Shaft
Shore Accommodations House